# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Elong Power Holding Ltd., CIK 0002015691
CUSIP: G3016G111
Title of class of securities: Class A Ordinary Shares, par value US$0.0128 per share
Address of issuer's principal executive offices: 3 YAN JING LI ZHONG JIE, BLOCK B, ROOM 2110, BEIJING, China (F4), 341000
Date of event which requires filing of this statement: 11/05/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002052389

## Reporting persons
- Orca Capital AG: type of reporting person: corporation (CO); citizenship or place of organization: Germany (2M); sole voting power 100,000; shared voting power 0; sole dispositive power 100,000; shared dispositive power 0; aggregate amount beneficially owned 100,000 (9.9% of the class)
  Comment: : All ownership percentages set forth in this Schedule 13G/A are calculated based upon an aggregate of 1,019,541 ordinary shares outstanding and excludes 1,014,748 ordinary shares issuable upon the exercise of common warrants, subject to the 9.99% Blocker (defined below) and 593,165 ordinary shares held in abeyance.
  
  Pursuant to the terms of the pre-funded warrants and the common warrants, the Reporting Person cannot exercise any of the warrants to the extent the Reporting Person would beneficially own, after any such exercise, more than 9.99% of the Issuer's outstanding common stock (the "9.99% Blocker").

## Item 1. Issuer
Name of issuer: Elong Power Holding Ltd.
Address of issuer's principal executive offices: 3 Yan Jing Li Zhong Jie, Block B, Room 2110, Beijing, People's Republic of China, 341000

## Item 2. Person Filing
Name of person filing: Orca Capital AG
Address of principal business office or, if none, residence: Sperlring 2 85276 Hettenshausen Deutschland
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 100,000
Percent of class: 9.9 %
Sole power to vote or to direct the vote: 100,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 100,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Orca Capital AG: /s/ Thomas Konig, Thomas Konig/Director (11/12/2026)